EXHIBIT A

FORM OF COMPENSATION RECOVERY POLICY

MULTI WAYS HOLDINGS LIMITED
EXECUTIVE COMPENSATION RECOVERY POLICY

This policy of Multi Ways Holdings Limited, a Cayman Islands company (the "Company") outlines the Company's Covered Officers (as defined herein) and explains when the Company will be required or authorized, as applicable, to seek recovery of Incentive Compensation (as defined herein) awarded or paid to Covered Officers (the "Policy"). Please refer to Exhibit A attached hereto (the "Definitions Exhibit") for the definitions of capitalized terms used throughout this Policy.

1. **Miscalculation of Financial Performance Measure Results.** In the event of a Restatement, the Company will seek to recover, reasonably promptly, all Recoverable Incentive Compensation from a Covered Officer during the Applicable Period. Such recovery, in the case of a Restatement, will be made without regard to any individual knowledge or responsibility related to the Restatement or the Recoverable Incentive Compensation. Notwithstanding the foregoing, if the Company is required to undertake a Restatement, the Company will not be required to recover the Recoverable Incentive Compensation if the Compensation Committee determines it Impracticable to do so, after exercising a normal due process review of all the relevant facts and circumstances.

   the Company will seek to recover all Recoverable Incentive Compensation that was awarded or paid in accordance with the definition of "Recoverable Incentive Compensation" set forth on the Definitions Exhibit. If such Recoverable Incentive Compensation was not awarded or paid on a formulaic basis, the Company will seek to recover the amount that the Compensation Committee determines in good faith should be recouped.

2. **Legal and Compliance Violations.** Compliance with the law and the Company's Standards of Business Conduct and other corporate policies is a pre-condition to earning Incentive Compensation. If the Company in its sole discretion concludes that a Covered Officer (1) committed a significant legal or compliance violation in connection with the Covered Officer's employment, including a violation of the Company's corporate policies or the Company's Standards of Business Conduct (each, "Misconduct"), or (2) was aware of or willfully blind to Misconduct that occurred in an area over which the Covered Officer had supervisory authority, the Company may, at the direction of the Compensation Committee, seek recovery of all or a portion of the Recoverable Incentive Compensation awarded or paid to the Covered Officer for the Applicable Period in which the violation occurred. In addition, the Company may, at the direction of the Compensation Committee, conclude that any unpaid or unvested Incentive Compensation has not been earned and must be forfeited.

   In the event of Misconduct, the Company may seek recovery of Recoverable Incentive Compensation even if the Misconduct did not result in an award or payment greater than would have been awarded or paid absent the Misconduct.

   In the event of Misconduct, in determining whether to seek recovery and the amount, if any, by which the payment or award should be reduced, the Compensation Committee may consider—among other things— the seriousness of the Misconduct, whether the Covered Officer was unjustly enriched, whether seeking the recovery would prejudice the Company's interests in any way, including in a proceeding or investigation, and any other factors it deems relevant to the determination.

3. **Other Actions**. The Compensation Committee may, subject to applicable law, seek recovery in the manner it chooses, including by seeking reimbursement from the Covered Officer of all or part of the compensation awarded or paid, by electing to withhold unpaid compensation, by set-off, or by rescinding or canceling unvested stock.

In the reasonable exercise of its business judgment under this Policy, the Compensation Committee may in its sole discretion determine whether and to what extent additional action is appropriate to address the circumstances surrounding a Restatement or Misconduct to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

4. **No Indemnification or Reimbursement**. Notwithstanding the terms of any other policy, program, agreement or arrangement, in no event will the Company or any of its affiliates indemnify or reimburse a Covered Officer for any loss under this Policy and in no event will the Company or any of its affiliates pay premiums on any insurance policy that would cover a Covered Officer's potential obligations with respect to Recoverable Incentive Compensation under this Policy.

5. **Administration of Policy**. The Compensation Committee will have full authority to administer this Policy. Actions of the Compensation Committee pursuant to this Policy will be taken by the vote of a majority of its members. The Compensation Committee will, subject to the provisions of this Policy and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Company's applicable exchange listing standards, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Compensation Committee will be final, binding and conclusive.

6. **Other Claims and Rights**. The remedies under this Policy are in addition to, and not in lieu of, any legal and equitable claims the Company or any of its affiliates may have or any actions that may be imposed by law enforcement agencies, regulators, administrative bodies, or other authorities. Further, the exercise by the Compensation Committee of any rights pursuant to this Policy will not impact any other rights that the Company or any of its affiliates may have with respect to any Covered Officer subject to this Policy.

7. **Condition to Eligibility for Incentive Compensation**. All Incentive Compensation subject to this Policy will not be earned, even if already paid, until the Policy ceases to apply to such Incentive Compensation and any other vesting conditions applicable to such Incentive Compensation are satisfied.

8. **Amendment; Termination**. The Board or the Compensation Committee may amend or terminate this Policy at any time.

9. **Effectiveness**. Except as otherwise determined in writing by the Compensation Committee, this Policy will apply to any Incentive Compensation that (a) in the case of any Restatement, is Received by Covered Officers prior to, on or following the Effective Date, and (b) in the case of Misconduct, is awarded or paid to a Covered Officer on or after the Effective Date. This Policy will survive and continue notwithstanding any termination of a Covered Officer's employment with the Company and its affiliates.

10. **Successors**. This Policy shall be binding and enforceable against all Covered Officers and their successors, beneficiaries, heirs, executors, administrators, or other legal representatives.

11. **Governing Law**. To the extent not preempted by U.S. federal law, this Policy will be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws.